UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2008

Guadalajara, Jalisco, Mexico, October 23, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the third quarter ended September 30, 2008. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards. All peso amounts are presented in nominal pesos as of September 30, 2008, except for the figures for the third quarter 2007, which are expressed in constant pesos as of December 31, 2007, according to changes in Financial Reporting Standards (NIF) B-10 “Effects of Inflation”.

Highlights for Third Quarter 2008 vs. Third Quarter 2007:

•	Revenues declined 6.8%, (Ps. 60.3 million), mainly due to the decrease in aeronautical revenue.

•

Revenues from aeronautical services declined 9.2%, mainly as a result of a decline in WLU[1] and despite a decrease in terminal passenger traffic of 13.4%. However, non-aeronautical services revenues increased 3.9%.

•

Cost of services increased 24.9%. As a percentage of revenues, cost of services increased 764 basis points and per WLU it increased from Ps. 30.8 in the third quarter of 2007 to Ps. 44.3 in the third quarter of 2008, or Ps. 13.5. This increase was mainly due to the reserves for doubtful accounts which was Ps. 29.6 million for the third quarter of 2008. Notwithstanding these reserves, cost of services would have increased only 10.1% (better than our guidance for increase of cost of services), increasing 440 basis points as a percentage of revenues and Ps. 8.3 per WLU, from Ps. 30.8 in the third quarter of 2007 to Ps. 39.1 in the third quarter of 2008.

•

As a result of the decrease in total revenues, the cost of government concession taxes decreased 6.9% and the technical assistance fee decreased 19.6%, due to the decline in total revenues and the increase in costs.

•	Operating income declined 25.9%.

•	EBITDA decreased 16.4%.

•

Net income increased 36.0%, Ps. 101.3 million higher than reported in the third quarter of 2007. This increase was mainly due to the decrease in deferred income tax during the third quarter of 2008, due to changes in NIF B-10 “Effects of Inflation”. Without this effect, the income tax rate for the period would have been 28.4%.

_________________________

 1 WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo)

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Keith Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the third quarter of 2008, the Company reported a decrease of 13.4% in total terminal passengers driven by a 14.6% decrease in the number of domestic terminal passengers and a 10.3% decline in the number of international terminal passengers.

During the third quarter of 2008, domestic passenger traffic experienced a net decline of 632.9 thousand passengers compared to the third quarter of 2007.

It is worth noting that domestic passenger traffic increased in the airports of Puerto Vallarta with 16.3 thousand passengers and Los Cabos with 14.1 thousand passengers (for a total increase of 30.4 thousand passengers at these airports).

The increase at the Puerto Vallarta airport was due to the increase in passengers on routes to Toluca and Mexico City, derived from the operations of Interjet and Volaris in the case of Toluca, and Click in the case of Mexico City.

The increase at the Los Cabos airport was due to the increase in passengers on the routes to and from Monterrey, Mexico City and Guadalajara.

On the other hand, during the third quarter of 2008, there was a decrease of 663.3 thousand passengers compared to the third quarter of 2007, at the airports of Tijuana with 328.8 thousand passengers, Guadalajara with 133.0 thousand passengers, Mexicali with 42.7 thousand passengers, Hermosillo with 40.3 thousand passengers, La Paz with 32.0 thousand passengers, Morelia with 26.9 thousand passenger, Guanajuato with 26.0 thousand passengers, Los Mochis with 21.5 thousand passengers, Aguascalientes with 5.9 thousand passengers and Manzanillo with 6.2 thousand passengers.

In the case of the Tijuana airport, the reduction in traffic was mainly due to the decrease in passengers on the routes to Guadalajara, Mexico City, Toluca, Culiacan, Guanajuato, Morelia, Hermosillo, La Paz, Monterrey, Uruapan, Aguascalientes, Ciudad Juárez, Acapulco, and Los Mochis. These declines were strongly influenced by the suspension of Aerocalifornia’s operations and the reduction in operations of Avolar, Aviacsa, Aeromexico, Mexicana and Alma on routes to and from the aforementioned destinations. Additionally, during the third quarter of 2008, Interjet initiated operations in Tijuana for routes between Guadalajara and Mexico City.

In the case of the Guadalajara airport, the traffic reduction was principally due to the decrease in traffic on the routes to and from Tijuana, Monterrey, Toluca, Hermosillo, Puerto Vallarta, Mexicali, Culiacan and Puebla. This was due in part to the exit of Aerocalifornia and the reduction in frequencies of Aviacsa, Avolar, Alma and Aeromexico Connect in these routes.

In the case of the Mexicali airport, the decline in domestic traffic was principally due to the reduction in traffic on the routes to Mexico City, Guadalajara, Monterrey and Culiacan. The decline in Mexicali was due to the fact that Aviacsa ceased operations at this airport

GAP 3Q08	Page 2 of 21

beginning May 12, 2008 because of declining traffic on the Mexico City – Guadalajara route, as well as due to Vivaaerobus, which in November 2007 ceased operating its route to Monterrey.

The decline in Hermosillo was principally due to the decline in passenger traffic on the routes to and from Monterrey, Tijuana and Mexico City, mainly due to the suspension of Aerocalifornia as well as the reduction of operations of Aviacsa, Avolar and Vivaaerobus.

With respect to the La Paz airport, the decrease was due to the decline in passenger traffic on the routes to and from Tijuana, Mazatlan, Hermosillo, Guadalajara and Culiacan, which was mainly due to the suspension of Aerocalifornia’s operations, as well as the decisions of Avolar and Aeromexico to cease operating out of this airport. Additionally, during the third quarter 2008, Volaris and Vivaaerobus initiated operations at the La Paz airport.

The decrease at the Morelia airport was mostly due to Aviacsa’s decision to cease operations out of this airport, as well as the reduction of operations of Avolar and Aeromexico at this airport compared to the previous year.

In the case of Guanajuato, the decrease was mainly due to the reduction in passenger traffic on routes to Tijuana, Monterrey and Mexico City; in the case of the reductions in the Monterrey airport, these were mainly due to the exit of Aviacsa from this airport on May 12. Aviacsa ceased operations from the Guanajuato airport and Avolar also ceased operations out of this airport.

With respect to the Los Mochis airport, the decrease was caused by the decline in traffic on the routes to and from Mexico City, Guadalajara, Tijuana, La Paz, Hermosillo, Los Cabos and Ciudad Obregon, principally explained by the suspension of Aerocalifornia’s operations, as well as the reduction of operations at this airport by Aeromexico Connect and Alma.

In addition, during the third quarter of 2008 the low-cost carriers (LCC’s) transported a total of 1.87 million domestic passengers (50.9% of total domestic traffic) at GAP’s 12 airports. As of September 30, 2008, the six LCC’s operated 950 weekly frequencies, a decline of 72 weekly frequencies compared to second quarter of 2008.

International passenger traffic experienced a net decrease of 185.8 thousand passengers during the third quarter of 2008, compared to the same period in 2007.

International passenger traffic increased at the airports of Hermosillo with 2.4 thousand passengers, Puerto Vallarta with 0.1 thousand passengers and Mexicali with 0.1 thousand passengers.

On the other hand, there was a decrease of 188.4 thousand international passengers in the airports of Guadalajara with 96.3 thousand passengers, Los Cabos with 30.7 thousand passenger, Guanajuato with 29.3 thousand passenger, Aguascalientes with 10.2 thousand passengers, Morelia with 9.2 thousand passengers, Manzanillo with 7.6 thousand passengers, La Paz with 3.1 thousand passengers, los Mochis with 1.5 thousand passengers and Tijuana with 0.5 thousand passengers.

GAP 3Q08	Page 3 of 21

The decrease in international passenger traffic in Guadalajara was mainly due to the decline in passenger traffic to and from Los Angeles, Dallas, Chicago (Midway), Atlanta, Portland, Denver and Oakland. This was due to the reduction in operations of American Airlines and Delta, as well as ATA and Frontier’s decision to cease operations at this airport.

In the case of Los Cabos, the decline was due to a decrease in traffic on routes to and from Denver, San Francisco and Houston. This was mainly due to a reduction in operations by Frontier and Alaska Airlines.

The decrease in international traffic at the Guanajuato airport was due to a reduction in traffic to and from Los Angeles, Chicago and Houston. This was principally due to Delta’s decision to cease operations out of this airport and Mexicana’s reduction of operations at this airport.

The decline in international traffic in Aguascalientes was due to a decrease in passengers on routes to and from Los Angeles and Houston.

In the case of the Morelia airport, this airport experienced a decrease in routes to Houston and Chicago.

The Company estimates that total passenger traffic for 2008 will decline between 3.5% and 5.5%, compared to 2007.

Domestic Terminal Passengers (in thousands):

GAP 3Q08	Page 4 of 21

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Third Quarter 2008 Consolidated Results

Revenues for the third quarter 2008 decreased by Ps. 60.3 million, or 6.8%, from Ps. 891.7 million in the third quarter 2007 to Ps. 831.4 million in the third quarter 2008. This decrease was mainly due to:

- Aeronautical services revenues, which decreased 9.2%, or Ps. 66.8 million, compared to the third quarter 2007, despite the 13.4% decrease in passenger traffic, which directly affected revenues from passenger charges.

GAP 3Q08	Page 5 of 21

The difference between the decrease in aeronautical revenue and the decrease in passenger revenues was mainly a result of the fact that Puerto Vallarta and Los Cabos (airports with the first and third-highest maximum tariff per WLU) experienced a 2.6% increase in passenger traffic at the Puerto Vallarta airport and the smallest decrease of any of the airports with a decline of 2.4% at the Los Cabos airport.

Revenues from passenger charges decreased by Ps. 87.5 million, 64.1% of this decrease resulted from traffic decreases at the Guadalajara and Tijuana airports, where total passenger traffic decreased 11.3% and 24.9%, respectively.  The rest of the airports also reported a decrease in revenues from passenger charges, except for Puerto Vallarta, where passenger charges slightly increased.  The decrease in revenues from passenger charges was offset by an increase in revenues from airplane landing and parking fees which together increased by Ps. 23.1 million.  The remainder of aeronautical services revenues remained virtually unchanged compared to the third quarter of 2007.

•     Non-aeronautical services revenues increased 3.9%, or Ps. 6.6 million, when compared to the third quarter 2007, revenues per passenger increased by Ps. 5.5 million, from Ps. 27.6 million in the third quarter 2007 to Ps. 33.1 million in the third quarter 2008. The line items that drove this growth were revenues from vehicle parking services, leasing of car rental space and the leasing of food and beverage spaces, duty-free shops, financial services spaces, retail spaces and advertising. This led to an overall increase in commercial revenues of Ps. 8.7 million, representing 132.3% of the increase in non-aeronautical services. Revenues from vehicle parking services increased by Ps. 4.8 million, representing the highest non-aeronautical increase, mainly due to the operation of the Tijuana parking facility.

Total operating costs and expenses increased 14.5% (Ps. 40.3 million) compared to the third quarter 2007, primarily due to the reserve for doubtful accounts, which during the quarter reached Ps. 29.6 million. Without this effect, the increase in total operating costs and expenses would only have been 4.4%.

•	Cost of services increased 24.9% when compared to 3Q07, mainly due to the following:

•        Employee costs increased 16.6% during the third quarter 2008, mainly driven by an increase in salaries and wages as well as the implementation of additional employee benefits.

•        Maintenance costs increased by Ps. 5.9 million, an increase of 16.0% when compared to the third quarter 2007, mainly due to the initiation of operations of the “Common Use Terminal Equipment” (CUTE), which optimizes the use of our space to provide better service to passengers and reduces future investment needs for additional counter space as a result of new operations and additional airlines.

•        Service costs increased 27.5%, or Ps. 7.5 million, mainly as a result of higher electricity consumption due to expansions to our terminal areas, in particular the opening of the new satellite terminal in Puerto Vallarta in December 2007, the opening of the expanded Terminal 1 in Los Cabos during the first half of 2008 and the

GAP 3Q08	Page 6 of 21

Tijuana parking facility (which has been operated by the Company since January 2008), as well as rising electricity rates.

•        Other operating costs increased by Ps. 24.3 million. This was mainly the result of a Ps. 29.6 million reserves for doubtful accounts. The rest of the operating costs remain similar to the third quarter 2007.

•	As a result of the Company’s lower revenues for the period, government concession fees decreased 6.9%, or Ps. 3.0 million.

•	Technical assistance fees decreased 19.6% during the third quarter 2008 due to the Company’s lower revenues, compared to higher operating costs at the airports.

The Company’s operating margin decreased 980 basis points, from 47.4% in the third quarter 2007 to 37.6% in the third quarter 2008, primarily due to lower revenues as well as an increase in costs during the quarters. Adjusted EBITDA margin declined 720 basis points, from 68.8% in the third quarter 2007 to 61.6% in the third quarter 2008.

The comprehensive financing result reached a benefit of Ps. 32.3 million in the third quarter 2008, compared to a loss of Ps. 8.9 million in the third quarter 2007. This resulted mainly from the change of the NIF B-10 “Effects of Inflation”, which no longer recognizes the effects of inflation; therefore the Company did not recognize the effect on its monetary position for the third quarter 2008, while in the third quarter 2007 the Company had a monetary loss of Ps. 21.6 million. In addition, the Company’s interest income and exchange gain for the quarter was Ps. 34.7 million, compared to Ps. 14.9 million in the third quarter 2007.

Net income rose Ps. 101.3 million, or 36.0%, when compared to the third quarter 2007. Income before income taxes decreased by Ps. 59.1 million, or 14.3%, during the third quarter 2008, mainly due to the decrease in operating income. As a result of the changes in NIF B-10, the effect in deferred taxes decreased by Ps. 128.4 million the income tax, which is recognized in the third quarter 2008 results. This immediate benefit will be reversed over time until it becomes a tax increase unless economic circumstances change or the income tax law with respect to recognition of the effects of inflation is modified.

The effective tax rate for the Company was -7.7% in the third quarter 2008, derived from the aforementioned effect of the deferred income tax.  Without this benefit, the effective tax rate would have been 28.4%.

GAP 3Q08	Page 7 of 21

Summary of Consolidated Results for 3Q08 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9726 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 30, 2008).

Other Important Data for 3Q08 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q08	Page 8 of 21

Operating Costs for 3Q08 (in thousands of pesos):

9M08 Consolidated Results

Revenues for the first nine months of 2008 increased by Ps. 58.9 million, or 2.3%, with respect to the first nine months of 2007. This increase from Ps. 2,605.5 million to Ps. 2,664.4 million was mainly due to the increase in non-aeronautical revenues.

-     Aeronautical services revenues increased by Ps. 11.4 million, or 0.5%, with respect to the first nine months of 2007. This increase was mainly generated by the airplane landing fees, which reached Ps. 52.1 million, thus minimizing the impact of the decline in passenger traffic, which directly affected revenues from passenger charges, which decreased 2.1%, a reduction of Ps. 37.2 million in 2008 compared to 2007. The difference of 170 basis points between the decrease in aeronautical revenue and the decrease in passenger revenues was mainly a result of the fact that Puerto Vallarta and Los Cabos (airports with the first and third-highest maximum tariff per WLU) maintained passenger traffic growth of 8.7% (205.8 thousand additional passengers) and 5.6% (122.2 thousand additional passengers) during the first nine months of 2008 passenger compared to the same period of 2007, as a result of this increase in revenues from passenger tariffs of Ps. 5.7 million and Ps. 19.4 million, respectively. The rest of the airports experienced a decline in passenger charges for the first nine months of 2008 compared to the same period of 2007.

-     Non-aeronautical services revenues increased by 9.6%, or Ps. 47.5 million, for the first nine months of 2008, compared to the first nine months of 2007. Revenues from vehicle parking services, leasing of food and beverage spaces, advertising, leasing of commercial spaces, duty-free shops and leasing of car rental space, drove an increase in commercial revenues of Ps. 47.2 million, representing 99.4% of the growth in non-aeronautical service revenues and 80.2% of the increase in total revenues. Revenues from parking posted the

GAP 3Q08	Page 9 of 21

largest increase among non-aeronautical services, increasing 24.1% as a result of the Tijuana parking facility (which has been operated by the Company since January 2008). Growth in the other business lines was driven mainly by the initiation of operations for the satellite terminal in Puerto Vallarta as well as Terminal 2 at the Guadalajara airport.

Total operating costs and expenses increased 14.1%, or Ps. 113.5 million, during the first nine months of 2008 compared to the same period in 2007. This increase was mainly driven by the increase in the reserves for doubtful accounts of Ps. 50.1 million. Without this effect, the increase in costs and expenses would have been 8.1%.

•

Cost of services increased 19.7% compared to the first nine months of 2007. Without taking into account the effect the reserves for doubtful accounts, the increase would only have been 10.9% (in line with our guidance for growth in the cost of services), due to the following:

•   Employee costs increased by 6.8%, or Ps. 16.6 million, compared to the first nine months of 2007. This was generated primarily by the increase in wages and salaries for approximately Ps. 13.7 million, as well as the increase in provisions for labor obligations and additional personnel benefits for Ps. 2.6 million, which stemmed primarily from the corporate restructuring that took place at the beginning of the year.

•   Maintenance costs increased by Ps. 12.4 million, or 12.5%, compared to the first nine months of 2007, due mainly to the start of operations at the satellite terminal in Puerto Vallarta in December 2007 and Terminal 2 in Guadalajara in July 2007, the opening of the expanded Terminal 1 in Los Cabos during the first half of 2008, the Tijuana parking facility, which has been operated by the Company since January 2008, and the launch and maintenance of “Common Use Terminal Equipment” (CUTE) at some of Company’s airports for Ps. 10.3 million, as well as other infrastructure expansions in the rest of the airports.

•   Security and insurance costs increased by Ps. 3.1 million, or 3.8% compared to the first nine months of 2007, mainly for additional security at inspection points for an additional Ps. 4.0 million, offsetting insurance costs, which had a decrease of Ps. 0.9 million.

•   Service costs increased 24.7%, or Ps. 16.9 million, mainly as a result of higher electricity consumption due to expansions to our terminal areas, mainly the opening of the new satellite terminal in Puerto Vallarta in December 2007, the opening of the expanded Terminal 1 in Los Cabos during the first half of 2008, the opening of the expanded Terminal 2 in Guadalajara in July 2007, and the Tijuana parking facility, which has been operated by the Company since January 2008, as well as rising electricity rates.

•        Other operating costs increased by Ps. 65.8 million, or 71.7% compared to the first nine months of 2007, Ps. 50.1 million of which is attributable to the increase in the reserves for doubtful accounts. Excluding these reserves, the increase in other

GAP 3Q08	Page 10 of 21

operating costs would have been Ps. 14.7 million, or 16.1% compared to 2007. Additionally, leasing costs for CUTE increased by Ps. 7.3 million, one-time consulting fees related to the corporate restructure for Ps. 7.0 million, consulting fees for new business development for Ps. 2.6 million, the asset tax refund for the smaller airports for Ps. 1.8 million, and the Ps. 1.2 million paid for consulting services for sales.

•	As a result of the higher revenues for the period, government concession fees increased 2.2%.

•	Lastly, the technical assistance fee declined 4.3% during the first nine months of 2008, due to the increase proportionally larger in operating costs than increase in total revenues.

Operating margin declined 400 basis points, from 47.4% during the first nine months of 2007, to 43.4% during the first nine months of 2008. This decrease was primarily a result of a higher rate of increase in operating expenses than revenues. The adjusted EBITDA margin declined 360 basis points, from 69.0% in 2007 to 65.4% in 2008.

The comprehensive financing result increased 222.4% in the first nine months of 2008 to a benefit of Ps. 72.4 million from a benefit of Ps. 22.5 million in the first nine months of 2007. This improvement resulted mainly from the change in inflation accounting in accordance with changes in NIF B-10. Accordingly, the Company did not recognize an effect on its monetary position due to inflation in the first nine months of 2008, while in the first nine months of 2007; it experienced a monetary loss of Ps. 33.8 million, as well as an increase in interest revenues of Ps. 15.8 million for the first nine months of 2008.

Net income for the first nine months of 2008 increased 32.6%, or Ps. 279.3 million compared to the first nine months of 2007. Income before taxes in decreased by Ps. 27.0 million, or 2.1%, mainly due to the decrease in operating income, however, income taxes declined mainly from the change in inflation accounting in accordance with changes in NIF B-10, which caused a Ps. 255.4 million tax reduction. This caused the effective income tax rate to reach 8.2% for the first nine months of 2008, compared to 32.2% during the first nine months of 2007. Without this benefit, the effective tax rate would have been 28.8%.

GAP 3Q08	Page 11 of 21

Summary of Consolidated Results for 9M08 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10. 9726 per U.S. dollar (the U.S. Federal

Reserve noon buying rate at September 30, 2008).

Other Important Data for 9M08 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q08	Page 12 of 21

Operating Costs / Expenses for 9M08 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per WLU at each airport.

Regulated revenues for the third quarter of 2008 were Ps. 655.8 million, resulting in an average rate per WLU of Ps. 115.8. Regulated revenues accounted for 78.9% of total revenues for the quarter.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it satisfactorily complied for 2007.

Balance Sheet

At the close of the third quarter of 2008, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,844.7 million, of which Ps. 440.3 million are derived from the unused balance of a bank loan received by some of the Company’s airports for payment of the master development program.

At the close of the third quarter 2008, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,296.4 million, rights to use airport facilities with a balance of Ps. 2,308.6 million and improvements to concessions, net, of Ps. 3,043.0 million. These represented approximately 62.0%, 8.3% and 10.9%, of total assets, respectively.

GAP 3Q08	Page 13 of 21

The asset “Deferred income taxes” increased by Ps. 593.7 million for the third quarter of 2008 compared to the same quarter of 2007, principally due to the Ps. 354.9 million increase in the deferred income tax reported in the fourth quarter of 2007 which resulted from recognition of the recoverable asset tax owed under the flat rate business tax (Impuesto Empresarial a Tasa Única), a benefit not recognized in the third quarter of 2007, and also due to the Ps. 255.4 million benefit arising from the change in NIF B-10.

In April 2008, the Company’s shareholder approved a share repurchase plan of Ps. 55.0 million; therefore, during July, August and September, the Company completed several repurchase transactions, totaling 560,000 shares for a total of Ps. 16.5 million. These operations represented 0.12% of the Company’s outstanding shares, and 0.10% of the total shareholders’ equity.

CAPEX

Beginning in the first quarter of 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. For the nine months of 2008, the Company invested a total of Ps. 339.7 million.

Recent Events

•

During the past weeks, the global economy has suffered from significant adverse variations and changes that will negatively impact the air traffic industry at every level, from passengers to airlines.  This economic environment will limit opportunities for the development of GAP’s airports.  However, and despite the difficult economic environment, GAP maintains its dividend policy and its commitment to the Master Development Plan, as well as expense controls, for the remainder of 2008.

•

 On July 24, 2008, the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)(“SCT”) suspended Aerocalifornia’s operations, which at the close of June 2008, represented 6.1% of GAP’s total passenger traffic. This airline operated at five of the Company’s twelve airports, representing over 40% of total traffic at the airports of La Paz and Los Mochis, and only two exclusive routes.  To date, Aerocalifornia has not restarted operations.

•

On August 8, 2008 the SCT also suspended Avolar due to non-payment to use national air space rights.  At the close of July 2008, Avolar represented approximately 5.1% of GAP’s total passenger traffic and 17% and 25% of total traffic at the airports of Tijuana and Morelia. It is worth noting that Avolar’s hub is located at the Tijuana airport. Avolar resumed operations on August 8, 2008, but with a substantial reduction in operations at all airports in which it previously operated.

•

 The Company expects the discontinued frequencies and routes of the aforementioned suspended airlines to be gradually covered by other airlines. As of August 1, 2008, Volaris had launched operations at the La Paz airport with destinations to Tijuana and Guadalajara, and Interjet had initiated operations in Tijuana with destinations to Guadalajara and Mexico City.

GAP 3Q08	Page 14 of 21

Main Changes in Accounting Practices

As of January 1, 2008 the Company implemented several changes in accounting practices as a result of the following changes in NIFs and INIFs, which are detailed below:

•

NIF B-2: In accordance with the adoption of NIF B-2 “Cash Flow Statements”, beginning January 1, 2008, the Statement of Changes in Financial Position that was presented up until the close of 2007 will no longer be utilized; however, it will continue being presented when stating figures for fiscal year 2007 or prior periods.  The Cash Flow Statement is being presented separately for the 3Q08 period and does not compare with the Statement of Changes in Financial Position, neither in structure nor content.

•

NIF B-10 establishes 2 economic scenarios: a) inflationary environment: inflation accounting will henceforth apply only during periods in which the cumulative inflation rate over the previous three years equals or exceeds 26%, b) non-inflationary environment: non-inflationary accounting will apply where the cumulative inflation rate over the previous three years is less than 26%. It establishes that inflationary effects need not be recognized in the financial statements.  As a result, as per the cumulative inflation of the previous years, the Company will not recognize inflation effects beginning in 2008.  However, for comparison purposes, the information for previous years must be expressed at the date of the last period that was recognized with inflation, this means as of December 31, 2007.  Thus, for the third quarter 2008 is expressed in constant pesos as of December 31, 2007.  The inflation rate from October 2007 to December 2007 was 1.52%.

•

On November 2006, the International Accounting Standards Board (“IASB”) issued their interpretation of the accounting treatment of concessions in financial statements (“IFRIC-12”).  This document establishes the rules for classifying and reporting of concession assets, amortization and maintenance.  Concessions are not specified in the Mexican Financial Information Norms (“NIF”), therefore, in the event that their treatment is specified in international norms, these are adopted in Mexico on a supplemental basis.  IFRIC-12 takes effect for the periods starting as of January 1, 2008.

The Company adopted IFRIC-12 starting in January 2008, which implicated the separation of Improvements to Concession Assets from Fixed Assets, the line item in which it was previously reported. The Company reclassified the investments in infrastructure realized to date and returned to the Mexican government at the conclusion of the concession period. The supplemental adoption of this interpretation had no effect on the Company’s results during third quarter 2008.

* * *

GAP 3Q08	Page 15 of 21

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 3Q08	Page 16 of 21

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q07	3Q08	Change	9M07	9M08	Change
Guadalajara						
Aeronautical services	254,831	234,560	-8.0%	689,899	710,375	3.0%
Non aeronautical services	61,956	57,697	-6.9%	172,973	175,507	1.5%
Total Revenues	316,787	292,257	-7.7%	862,872	885,881	2.7%
Operating income	176,876	148,622	-16.0%	466,845	462,227	-1.0%
EBITDA	239,449	208,899	-12.8%	643,326	642,837	-0.1%
Tijuana						
Aeronautical services	117,800	92,686	-21.3%	320,099	287,945	-10.0%
Non aeronautical services	14,615	24,334	66.5%	40,300	74,056	83.8%
Total Revenues	132,415	117,020	-11.6%	360,399	362,001	0.4%
Operating income	51,632	19,447	-62.3%	135,063	100,749	-25.4%
EBITDA	85,834	53,872	-37.2%	237,223	203,452	-14.2%
Puerto Vallarta						
Aeronautical services	83,880	90,085	7.4%	313,943	350,135	11.5%
Non aeronautical services	26,153	30,015	14.8%	83,432	94,940	13.8%
Total Revenues	110,033	120,099	9.1%	397,375	445,076	12.0%
Operating income	49,446	52,906	7.0%	216,927	240,324	10.8%
EBITDA	74,851	81,669	9.1%	293,156	321,767	9.8%
Los Cabos						
Aeronautical services	96,780	96,712	-0.1%	302,983	326,036	7.6%
Non aeronautical services	36,712	36,005	-1.9%	113,745	113,563	-0.2%
Total Revenues	133,492	132,717	-0.6%	416,728	439,599	5.5%
Operating income	80,896	76,270	-5.7%	270,517	275,602	1.9%
EBITDA	97,936	97,457	-0.5%	321,118	333,172	3.8%
Hermosillo						
Aeronautical services	34,318	32,066	-6.6%	98,241	101,869	3.7%
Non aeronautical services	5,846	5,955	1.9%	17,595	18,061	2.7%
Total Revenues	40,165	38,021	-5.3%	115,836	119,931	3.5%
Operating income	11,784	10,030	-14.9%	34,398	33,077	-3.8%
EBITDA	21,654	20,188	-6.8%	64,614	63,412	-1.9%
Guanajuato						
Aeronautical services	43,423	38,229	-12.0%	121,782	112,651	-7.5%
Non aeronautical services	8,487	7,619	-10.2%	23,123	24,080	4.1%
Total Revenues	51,910	45,848	-11.7%	144,905	136,731	-5.6%
Operating income	23,711	18,802	-20.7%	65,615	51,990	-20.8%
EBITDA	33,690	28,091	-16.6%	94,202	79,753	-15.3%
Other (1)						
Aeronautical services	91,669	71,516	-22.0%	263,021	232,346	-11.7%
Non aeronautical services	15,181	13,896	-8.5%	44,410	42,856	-3.5%
Total Revenues	106,850	85,412	-20.1%	307,431	275,202	-10.5%
Operating income	17,459	- 7,128	-140.8%	44,028	- 7,828	-117.8%
EBITDA	47,985	23,496	-51.0%	137,177	83,610	-39.0%
Total						
Aeronautical services	722,701	655,853	-9.2%	2,109,968	2,121,358	0.5%
Non aeronautical services	168,951	175,522	3.9%	495,578	543,063	9.6%
Total Revenues	891,652	831,375	-6.8%	2,605,546	2,664,421	2.3%
Operating income	411,804	318,951	-22.5%	1,233,394	1,156,141	-6.3%
EBITDA	601,399	513,674	-14.6%	1,790,817	1,728,003	-3.5%

(1) Others includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 3Q08	Page 17 of 21

Exhibit B: Consolidated Balance Sheet as of September 30, (in thousands of pesos):

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 3Q08	Page 18 of 21

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

3Q07	9M07
Operating activities		
Consolidated net income	281,495	855,802
Depreciation and amortization	190,889	561,416
Provision for seniority premiums	2,253	6,965
Loss (gain) from embedded derivatives	2,505	-2,312
Deferred income taxes	31,540	96,386
Resources generated by operations	**508,682**	**1,518,257**
Changes in operating assets and liabilities		
(Increase) Decrease		
Financial negotiation instruments	-2,077	-129,310
Trade accounts receivable	16,181	-68,348
Recoverable taxes and other accounts receivable	103,044	60,505
Recoverable taxes on assets	-19,398	-68,815
Recoverable income taxes derived from dividends	2,147	-49,819
Increase (Decrease)		
Government concession tax	-18,741	-16,941
Accounts payable	12,311	-14
Income tax and tax on assets	692	32,805
Interest from bank loans	3,460	3,460
Resources used in financing activities	**606,301**	**1,281,780**
Financing Activities		
Dividend Payments	-	-836,341
Bank loans	609,099	609,099
Resources used in financing Activities	**609,099**	**-227,242**
Investing activities		
Fixed assets	-211,999	-394,306
Other assets	-264	-3,861
Resources used in investing activities	**-212,264**	**-398,167**
Cash and temporary investments		
(Decrease) Increase	1,003,136	656,371
Balance at beginning of period	584,344	931,109
Balance at end of the period	**1,587,480**	**1,587,480**

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 3Q08	Page 19 of 21

Exhibit D: Consolidated Statement of Cash Flows (in thousands of pesos):

The amount of investments in fixed asset and improvements to concessions during the 9M08 and that are payable reached Ps. 46.1 million.

Note: These financial statements should be interpreted in light of the changes to NIF described under the heading “Recent Events”.

GAP 3Q08	Page 20 of 21

Exhibit E: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 3Q08	Page 21 of 21

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 24, 2008